Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Bankshares, Ltd.

QCR Holdings, Inc. Commission File Number: 0-22208

Guaranty Bankshares Ltd. P O Box 1807 Cedar Rapids, IA 52406-1807

August 21, 2017

Dear Loyal Shareholder:

This proposed sale and merger described in the enclosed proxy statement provides this bank, our customers and you, our shareholders, with new opportunities. Our partner bank, Cedar Rapids Bank & Trust, has been a good community citizen and compliments the values and service-oriented culture we here at Guaranty Bank & Trust have cultivated over the past eight decades.

The advantages to this sale and merger are many-fold. Cedar Rapids Bank & Trust has been running a great organization in our community for many years. I know the folks there and they are good people that take the time to know their customers. Given that they are about four times our size, this mass will give customers greater product scope and larger loan capacity. Also, through their holding company, QCR Holdings, Inc., brings a capital structure many times our size with an active trading market on NASDAQ.

Guaranty Bank & Trust also has brought valuable consideration to this proposed merger. Through our dedication of principles that respect each customer as an individual, we have built an admirable reputation. Our extensive branch delivery service allows the merged entity to grow with our community. Most importantly, we have you, our shareholders and active community partners. We never took your loyalty for granted and anticipate you will embrace this merger and the opportunities it will provide as a benefit.

Please consider the proposed transaction as I do – as a merger of shared values with greater opportunities for community banking. Again, thank you for being a shareholder and partner we have cherished all these years.

Yours truly,

Robert D Becker

Chairman of the Board

Guaranty Bankshares, Ltd.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the federal securities laws with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings, Inc. (“QCR Holdings”) and Guaranty Bankshares, Ltd. (“Guaranty”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings’ and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither QCR Holdings nor Guaranty undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty with those of QCR Holdings will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general business; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Guaranty; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings and its business, including additional factors that could materially affect QCR Holdings’ financial results, are included in QCR Holdings’ filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

QCR Holdings has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement includes a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which is being sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus because it contains important information about QCR Holdings, Guaranty and the proposed transaction. This document and other documents relating to the proposed transaction filed by QCR Holdings can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (309) 736-3584, or from Guaranty, upon written request to Guaranty Bankshares, Ltd., Chris Lindell, 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401 or by calling (319) 286-6208.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of QCR Holdings relating to its 2017 Annual Meeting of Stockholders filed with the SEC on April 3, 2017. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.